VIA EDGAR

October 4, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

United States of America

Re:	Theratechnologies Inc. – Form 40-F for Fiscal Year Ended November 30, 2011 – Your File No.: 001-35203

Mr. Rosenberg,

Thank you for your letter dated September 21, 2012 with respect to our recent filing with the Securities and Exchange Commission (the “Commission”). We appreciate that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our public filings. In that regard, we are pleased to respond and provide you with the information surrounding the comments that you have made.

For ease of reference, we have reproduced the headlines of staff’s comments with each response following the comment to which it relates and kept the same numbering.

Theratechnologies inc.

2310, boulevard Alfred-Nobel

Montréal (Québec)

Canada H4S 2B4

Tél. · Phone: (514) 336-7800

Téléc. · Fax: (514) 336-7242

www.theratech.com

thera@theratech.com

Form 40-F for the Fiscal Year Ended November 30, 2011 filed February 8, 2012

Exhibit 99.1

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

3.(g) Inventories, page 10

1.	Our policy includes the language you referred to in your comment for the following reasons:

Pursuant to our agreement with Bachem Inc. (“Bachem”), Bachem manufactures and supplies tesamorelin, or the active ingredient, to the Company. Upon complete manufacturing of tesamorelin by Bachem, the Company becomes the owner of tesamorelin. We approve the release of tesamorelin received from Bachem. In addition, we are responsible for the storage and shipping of the raw material (tesamorelin) to Draxis (as defined below).

Pursuant to our agreement with Draxis Pharma General Partnership (“Draxis”), Draxis manufactures and supplies the Company with vials of the finished product, EGRIFTATM, after receipt of tesamorelin from the Company. The manufacture of the finished product made with tesamorelin takes between 3 to 4 months. We provided Draxis with dedicated equipments. We also provide Draxis with pharmaceutical mass market folding boxes for packaging and we coordinate the production and approve the release of the final product (EGRIFTATM).

We have an agreement with Becton-Dickinson (“BD”) pursuant to which BD supplies us with syringes and hypodermic needles. We also have an agreement with Hospira for the manufacture and supply of sterile water for injection, filled and finished in plastic vials.

Finally, we are responsible for performing stability and production testing and for auditing suppliers at different time during the manufacturing process.

Based on the foregoing, we believe that we are justified in using the language used in our consolidated financial statements since we are responsible for some of the activities forming part of the manufacturing process of EGRIFTATM.

If you have any question in connection with the above, please do not hesitate to communicate with me.

We trust the whole to be to your entire satisfaction and remain,

Yours truly,

THERATECHNOLOGIES INC.

/s/ Luc Tanguay

Luc Tanguay

Senior Executive Vice President and Chief Financial Officer